May 31, 2011

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Vitacost.com, Inc.
Item 4.01 Form 8-K
Filed April 25, 2011
File No. 1-34468

Dear Mr. Thompson:

We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Vitacost.com, Inc. (the “Company”) dated April 28, 2011 relating to the above referenced Form 8-K filed April 25, 2011 (“Form 8-K”).

For your convenience, we have repeated you comments below in bold italic type before each of our responses.

Item 4.01 8-K Filed April 25, 2011

1.           Please disclose the actual date of PricewaterhouseCooper’s engagement.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

The Company respectfully advises the Staff that the actual date of PricewaterhouseCooper’s (“PWC”) engagement was April 21, 2011.  On April 20, 2011, the Company’s Board of Directors adopted and approved the recommendation of the Audit Committee that the Company engage PWC, effective April 21, 2011.  As such, the Company respectfully submits that the disclosure contained in the Company’s Form 8-K filed on April 25, 2011 complies with the requirements of paragraph (a)(2) of Item 304 of Regulation S-K.

* * * * * *

United States Securities and Exchange Commission
May 31, 2011

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments.  Please direct your questions or comments regarding the Company’s response to the undersigned at (561) 982-4180 x2250.

Sincerely,

/s/ Mary Marbach

Mary Marbach
General Counsel and Corporate Secretary

cc:	Stephen Markert, Jr., Chief Financial Officer, Vitacost.com, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation